Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

CONTINUING CONNECTED TRANSACTION
INTERNATIONAL TRADEMARK LICENSE AGREEMENT

This announcement is made pursuant to Rule 14A.54 of the Listing Rules.

SCL IP Holdings, LLC (our wholly-owned subsidiary and previously known as LVS IP Holdings, LLC) and Las Vegas Sands, LLC entered into the Second Trademark Sub-License Agreement on November 8, 2009, details of which are disclosed in the Prospectus and our subsequent annual reports, including our 2021 annual report.

As set out in the Prospectus, the term of the Second Trademark Sub-License Agreement is due to expire on December 31, 2022. LVS and certain subsidiaries of the Company (being VML, VCL, VOL and CSL2) have therefore entered into the International Trademark License Agreement on December 2, 2022 to renew the arrangements contained in the Second Trademark Sub-License Agreement, ensuring that the Group continues to have access to these important brand names.

As LVS is a controlling shareholder of the Company and hence a connected person of the Company under the Listing Rules, the transaction under the International Trademark License Agreement constitutes a continuing connected transaction of the Company subject to Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the transaction contemplated under the International Trademark License Agreement is more than 0.1% but all are less than 5%, the International Trademark License Agreement is only subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules and does not require the approval by the independent Shareholders of the Company.

Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2021 annual report.

INTRODUCTION

This announcement is made pursuant to Rule 14A.54 of the Listing Rules.

SCL IP Holdings, LLC (our wholly-owned subsidiary and previously known as LVS IP Holdings, LLC) and Las Vegas Sands, LLC entered into the Second Trademark Sub-License Agreement on November 8, 2009, details of which are disclosed in the Prospectus and our subsequent annual reports, including our 2021 annual report.

As set out in the Prospectus, the term of the Second Trademark Sub-License Agreement is due to expire on December 31, 2022. LVS and certain subsidiaries of the Company (being VML, VCL, VOL and CSL2) have therefore entered into the International Trademark License Agreement on December 2, 2022 to renew the arrangements contained in the Second Trademark Sub-License Agreement, ensuring that the Group continues to have access to these important brand names.

THE INTERNATIONAL TRADEMARK LICENSE AGREEMENT

Key terms of the International Trademark License Agreement are set out below.

Date

December 2, 2022

Parties

(1) LVS;

(2) VML;

(3) VCL;

(4) VOL; and

(5) CSL2.

Term

The International Trademark License Agreement will commence on the effective date of January 1, 2023 and shall continue through to December 31, 2025 (the “Term”).

Subject matter

Pursuant to the International Trademark License Agreement, LVS grants to members of our Group a license to use certain trademarks and service marks (a) in mainland China, Macao, Hong Kong and Taiwan (the “Territory”) for the design, development, construction, ownership, management and/or operation of casinos or gaming areas (including those casinos or gaming areas which form part of a hotel or an integrated resort) and other like facilities in which customers are able to gamble by playing games of fortune or chance or other similar games in the Territory and (b) in the rest of the world, for the marketing, advertising and promotion of our business in the Territory.

Consideration and payment terms

In consideration for LVS granting our Group the license to use certain trademarks and service marks (as described above), each Licensee shall pay LVS an annual royalty at the rate of 1.5% of its gross non-gaming and gaming revenue. Gross revenue shall be calculated according to U.S. GAAP (Generally Accepted Accounting Principles) in effect as of January 1, 2023; provided, however, that: (1) gross revenue from gaming operations shall be calculated as net revenue adjusted by adding back casino-related discounts and commissions and loyalty program adjustments, adding complimentary goods and services provided to patrons and excluding any intragroup revenue, and (2) gross revenue from non-gaming operations shall be calculated as net revenues excluding any intragroup revenue.

All royalties shall be calculated on a monthly basis and paid on or before the 30th of the following month.

Annual Cap

The proposed cap amounts for the transactions under the International Trademark License Agreement are set out below:

	For the year ending December 31, 2023 (US$ million)	For the year ending December 31, 2024 (US$ million)	For the year ending December 31, 2025 (US$ million)

Annual cap	114	125	138

The proposed cap amounts for each of the three years ending December 31, 2025 are determined by the Board after due and careful consideration by reference to, among others, (a) the historical license fees paid by the Group to Las Vegas Sands, LLC for the four years ended December 31, 2018, 2019, 2020 and 2021, and the nine months ended September 30, 2022 under the Second Trademark Sub-License Agreement; (b) the anticipated potential revenues of the Group once COVID-19 travel restrictions are lifted (taking into account the rebound in integrated resort tourism and revenues in both Singapore and Las Vegas once COVID-19 travel restrictions were lifted); and (c) the Group’s expected future developments in Macao.

The historical fees paid by the Group to Las Vegas Sands, LLC under the Second Trademark Sub-License Agreement for the four years ended December 31, 2018, 2019, 2020 and 2021 and the nine months ended September 30, 2022, and the relevant annual caps for each of the five years ending December 31, 2022 are set out as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021	For 2022
	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)

Historical fees paid by the Group to Las Vegas Sands, LLC	106.4	109.5	21.7	42.0	16.4 (for the nine months ended September 30, 2022)

Annual cap	114.3	133.1	159.8	191.7	230.1 (for the year ending December 31, 2022)

Termination

LVS and/or the Licensees (as the case may be) are permitted to terminate the International Trademark License Agreement prior to the expiration of the Term if:

(a) LVS has materially breached or is breaching any of the provisions of the International Trademark License Agreement or the Licensee has materially breached or is materially breaching any of the provisions of the International Trademark License Agreement, or if that Licensee contravenes any law of the jurisdictions in the Territory and such action materially tarnishes or brings the reputation of the licensed marks or licensed intellectual property into disrepute; or

(b) the parties mutually agree to terminate.

LVS is also entitled, upon the compulsion of any law of any of the jurisdictions within the Territory, to terminate the grant of a license.

Sublicensing

Subject to certain limitations set out therein, the International Trademark License Agreement permits each Licensee to sublicense some or all of the rights granted in respect of the licensed marks and the licensed intellectual property to the Company and any subsidiary of the Company, and/or any other entity approved in writing in advance by LVS.

REASONS FOR AND BENEFITS OF THE TRANSACTION AND THE VIEWS OF THE DIRECTORS

The International Trademark License Agreement enables our Group to use certain trademarks and service marks in the Territory and for the marketing, advertising and promotion of our business in the Territory, which is important to the success of the business of the Group since these licensed trademarks and service marks form an integral part of the Group’s corporate identity.

The Directors (including all of the independent non-executive Directors) are of the view that the terms of the International Trademark License Agreement are on normal commercial terms, in the ordinary and usual course of business of the Group and fair and reasonable and in the interests of the Company and its shareholders as a whole. As each of Mr. Robert Glen Goldstein, Mr. Chum Kwan Lock, Grant and Mr. Charles Daniel Forman are directors and/or officers of LVS, they have each abstained from voting on the relevant Directors’ resolutions approving the International Trademark License Agreement.

LISTING RULES IMPLICATIONS

As LVS is a controlling shareholder of the Company and hence a connected person of the Company under the Listing Rules, the transaction under the International Trademark License Agreement constitutes a continuing connected transaction of the Company subject to Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the transaction contemplated under the International Trademark License Agreement is more than 0.1% but all are less than 5%, the International Trademark License Agreement is only subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules and does not require the approval by the independent Shareholders of the Company.

PRINCIPAL ACTIVITIES OF THE COMPANY AND LICENSEES

The principal activity of the Group is the development and operation of integrated resorts in Macao, which contain not only gaming areas but also meeting space, convention and exhibition halls, retail and dining areas and entertainment venues.

VML is a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao, one of the subsidiaries of the Company, one of the three Subconcessionaires and the holder of the Subconcession. VML owns and operates the Sands Macao and operates the casinos in The Venetian Macao, The Plaza Macao, The Parisian Macao and The Londoner Macao.

VCL is a public company limited by shares (“sociedade anónima”) incorporated on November 11, 2004 under the laws of Macao and one of the subsidiaries of the Company. VCL owns The Venetian Macao, The Plaza Macao and The Parisian Macao.

VOL is a company incorporated on February 2, 2006 under the laws of Macao and one of the subsidiaries of the Company. VOL owns The Londoner Macao.

CSL2 is a public company limited by shares (“sociedade anónima”) incorporated on October 27, 2008 under the laws of Macao and one of the subsidiaries of the Company. Its principal activities are the operation and management of the apartment-hotel tower at The Plaza Macao.

PRINCIPAL ACTIVITIES OF LVS

LVS is a controlling shareholder of the Company. It is the leading global developer of destination properties (integrated resorts) that feature premium accommodations, world-class gaming and entertainment, convention and exhibition facilities, celebrity chef restaurants, and other amenities.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	means the board of Directors of the Company.
“Company” or “our”
means Sands China Ltd., a company incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability, the shares of which are listed on the Main Board of the Stock Exchange.

“connected person”	has the meaning given to it under the Listing Rules.
“controlling shareholder”	has the meaning given to it under the Listing Rules.
“CSL2”	means our subsidiary, Cotai Strip Lot 2 Apart Hotel (Macau) Limited, a public company limited by shares (“sociedade anónima”) incorporated on October 27, 2008 under the laws of Macao.
“Directors”	means the directors of the Company.
“Group”	means the Company and its subsidiaries.
“International Trademark License Agreement”
means the International Trademark License Agreement entered in between LVS, VML, VCL, VOL and CSL2 dated December 2, 2022 to grant certain members of our Group a license to use certain trademarks and service marks owned by LVS.

“Licensee”	means each of VML, VCL, VOL and CSL2 (and collectively the “Licensees”).
“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time).
“LVS”	means Las Vegas Sands Corp., a company incorporated in Nevada, the United States of America in August 2004 and the common stock of which is listed on the New York Stock Exchange.
“Shareholder(s)”	means holder(s) of ordinary share(s) in our Company with a nominal value of US$0.01 each.
“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.
“Term”	has the meaning given to it under the section headed “THE INTERNATIONAL TRADEMARK LICENSE AGREEMENT — Term” of this announcement.
“Territory”	has the meaning given to it under the section headed “THE INTERNATIONAL TRADEMARK LICENSE AGREEMENT — Subject matter” of this announcement.
“US$”	means United States dollars, the lawful currency of the United States of America.
“VCL”	means our subsidiary, Venetian Cotai Limited, a public company limited by shares (“sociedade anónima”) incorporated on November 11, 2004 under the laws of Macao.
“VML”	means our subsidiary, Venetian Macau Limited, a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao.
“VOL”	means our subsidiary, Venetian Orient Limited, a company incorporated on February 2, 2006 under the laws of Macao.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, December 2, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.